[LETTERHEAD OF COOLEY GODWARD KRONISH LLP]

October 27, 2006	Robert J. Brigham T: (650) 843-5053 rbrigham@cooley.com

VIA EDGAR

Kathleen Collins
Megan Akst
Tom Ferraro
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Omnicell, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Form 8-K, Filed July 20, 2006
File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated September 22, 2006, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2005, Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 and Form 8-K, Filed July 20, 2006.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Liquidity and Capital Resources, page 34

1.                                       We note a significant increase in accounts receivable for the current year.  Explain the reasons underlying the material change.  In addition, clarify for us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.  We refer you to Section IV of SEC Release No. 33-8350 for guidance.

The Company respectfully advises the Staff that the Company’s accounts receivables balances increased in the fourth quarter of 2005 in response to variability in the volume of the Company’s billings and collection ability. In the fourth quarter of 2005, the Company experienced a significant increase in the volume of its billings as a direct result of increases in business volume associated with product shipments. The absolute dollars associated with product installation billings increased to $32.0 million in the fourth quarter of 2005 from $26.5 million in the fourth quarter of 2004, a $5.5 million increase. The increase in dollar billings in the

Securities and Exchange Commission
October 27, 2006
Page Two

fourth quarter led to an increase in the amount of accounts receivable outstanding and uncollected at year-end.

The Company experienced a deterioration of its accounts receivable aging during the fourth quarter of 2005 as compared to the prior year, however accounts receivable aging subsequently improved due to increased collections. The Company believes that this change was temporary and not indicative of a trend in the Company’s accounts receivable aging. The Company invoices its customers upon product shipment and requests payment within 30 days of invoicing. As a reminder, the Company’s revenue recognition is upon installation and not upon shipment. The Company continues to monitor its accounts receivable in order to ascertain whether the payment practices of certain of its customers is expected to become a trend reasonably likely to impact the Company’s future liquidity. In such event, the Company will disclose such trend in future reports, as per the guidance of Section IV of SEC Release No. 33-8350, however, the Company respectfully advises the Staff that its overall customer collection experience was unchanged at the end of the Company’s fiscal year 2005. In addition, net cash used in operations as measured at December 31, 2004 and December 31, 2005 stayed reasonably steady and therefore the Company believes that the liquidity and capital resources discussion set forth in its Form 10-K for Fiscal Year Ended December 31, 2005 complies with Financial Reporting Release No. 138, Section 501.03.

Note 1.  Organization and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 50

2.                                       Tell us how you recognize revenue on sales to distributors.  Tell us if you offer these distributors any rights-of-return or other incentives (i.e. discounts, price concessions, etc), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that you fee is fixed and determinable upon the product’s shipment to the distributor. Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations.  In addition describe your ability to reasonably estimate the effects of the various programs offered to resellers.  See SAB Topic 13A(4)b) and paragraph 8 of SFAS 48.

The Company respectfully advises the Staff that less than 1% of the Company’s revenue is derived from sales to distributors and all such distributors are domiciled outside of the United States. The Company’s distributors are responsible for all phases of product installation for the product they purchase from the Company and the Company requires the distributor to have a firm binding customer commitment or customer purchase order prior to shipment to the distributor.

The Company respectfully advises the Staff that it does not induce its distributors by promising incentives such as rebates or pricing of affected product, does not offer rights to swap products, functions or features nor price protection, and does not grant any distributor a right to exchange or return unsold product.

Securities and Exchange Commission
October 27, 2006
Page Three

3.                                       We note that revenue from multiple element arrangements is based on the “fair value” of each element.  Clarify your reference to “fair value” and explain to us how this is consistent with VSOE, as contemplated in paragraph 10 of SOP 97-2.  In your response describe how you establish VSOE of fair value for each element in your multiple element arrangements.

The Company respectfully advises the Staff that it believes its contracts typically have two separate elements under
SOP 97-2: pharmacy and supply systems, post-contract customer support (PCS). The Company also sells separately training and professional services. The Company recognizes revenue on the pharmacy and supply systems upon installation, PCS over the related service period and training and professional services as the services are performed and all other revenue recognition criteria have been met.

The Company’s PCS contracts are separately priced under annual service agreements and are recognized ratably over the related service contract period. Revenue recognition commences after the units have been installed and the Company’s service obligation begins. The Company’s pricing ranges from 3% to 5% of the net pharmacy and supply systems price, is not discounted and is charged consistently on all new and renewal transactions. The Company’s customers are stratified into classes for purposes of determining VSOE of fair value for PCS. These separate customer classes are established by distinguishing the Company’s government customers, and by distinguishing its customer’s contractual membership, or lack thereof, in Group Purchasing Organizations. Customers are charged a PCS fee for new and renewal contracts based on the specific customer class price list. The specific prices are determined by the type of equipment purchased and by the level of service purchased. The Company sells three levels of PCS service: Gold Service, Platinum Service, and Shared Services, which vary in the Company’s response time, on-site availability and service level. Customers purchase services pursuant to a service agreement. Purchase of PCS is based on the Company’s service price list at the time of purchase — either at the time of initial system purchase or upon renewal. There is no separate price list for renewal customers. The Company bases VSOE of fair value of PCS on the specific customer class pricing applied to similarly situated customers for the Company’s pharmacy and supply systems on new and renewal PCS contracts with the same levels of service. Historically, the Company’s price list modifications have been infrequent and insignificant. This, coupled with the fact that the Company does not discount PCS, creates very consistent pricing for PCS by the Company. A majority of the Company’s customers purchase PCS contracts initially and a majority also purchase renewal contracts even though they are not obligated to do so. In determining VSOE of fair value for PCS, the Company conducts an annual rolling analysis on the basis of customer class and the prices of the level of services as described above.

The Company separately sells training and professional services which are not part of multiple element arrangements.  Revenue from training and professional services is recognized as the services are performed, and these items are not essential or integral to the performance or use of the equipment. VSOE of fair value for these services is based on the price paid when sold separately.

Securities and Exchange Commission
October 27, 2006
Page Four

Form 10-Q for the quarter ended June 30, 2006

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 24

4.                                       We note in your Form 10-Q under Item 4, your statement “except for the items noted above…” the Company has concluded that your “disclosure controls and procedures were effective.”  Management should not state that the Company’s controls are effective except to the extent that certain problems have been identified.  Rather, management must take those problems into account when concluding whether the controls are effective or ineffective.  If the controls are ineffective, management should state the specific reasons why they are ineffective.  Refer to Question 5 on the FAQ on Release No. 34-47986 “Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports.”  Clarify how the Company’s disclosure complies with this guidance.

The Company respectfully advises the Staff that the Company did, in fact, believe that its disclosure controls and procedures were effective as of June 30, 2006, and the language referenced above was included in error.  Although the Company did determine during the period that a deficiency existed during the quarter ended March 31, 2006, as described in the preceding paragraph under Item 4, steps were taken during the period to address the deficiency that the Company believes resulted in its disclosure controls and procedures being effective as of June 30, 2006. The Company respectfully acknowledges the Staff’s comment and will ensure its disclosures in future filings conform to the guidance of the FAQ on Release No. 34-47986.

Form 8-K, Filed July 20, 2006

5.                                       We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above and we further note your disclosure that the Company believes the presentation of results excluding such items such as non-cash share based compensation, restructuring costs, inventory obsolescence, and write off costs for suspended acquisitions provides meaningful supplemental information to both management and investors that is representative of the Company’s core operating results. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes underlying operating results. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each non-GAAP measure:

•                  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use such a measure;

Securities and Exchange Commission
October 27, 2006
Page Five

•                  the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Further explain what you mean by “core operating” results and if you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of “core operating” results.

The Company respectfully acknowledges the Staff’s comment. In addition to the Company’s GAAP results reported for the quarter ended June 30, 2006, the Company included non-GAAP net income (loss), non-GAAP earnings per share-diluted, non-GAAP gross margin, and non-GAAP operating expenses for the second quarter of 2006.

The Company believes that non-GAAP measures have substantial limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operation in conjunction with the corresponding GAAP measures. Nevertheless, the Company believes that these non-GAAP measures provide significant utility to management in making operational and budgeting decisions and to investors by providing an alternative means of comparing results from the Company’s prior and subsequent reporting periods and the results of other companies in the Company’s industry. The Company’s management uses its non-GAAP financial measures in making operating decisions because the Company believes the measures provide meaningful supplemental information regarding the Company’s operational performance and gives the Company a better understanding of the ongoing operating results of its business absent unusual items that may occur in one period and not in another. The Company believes that it can compensate for the material limitations associated with the use of non-GAAP measures by continuing to analyze such measures in conjunction with its results as determined in accordance with GAAP and by understanding the impact the excluded items have had on its results of operations, liquidity and ability to make future investments in the development of its business. In addition, since the Company has historically supplied non-GAAP results to the investment community, the Company believes that the inclusion of non-GAAP numbers provides consistency and enhances investors’ ability to compare the Company’s performance across financial reporting periods;

Set forth below are additional reasons why specific items are excluded from the Company’s non-GAAP financial measures:

1.               Stock compensation impact of SFAS 123(R). These expenses consist of expenses for employee stock options and employee stock purchase under SFAS 123(R).  Prior to the

Securities and Exchange Commission
October 27, 2006
Page Six

adoption of SFAS 123(R), the Company did not include expenses related to employee stock options and employee stock purchases directly in its financial statements, but elected, as permitted in SFAS 123, to disclose such expenses in the footnote to its financial statements.  As the Company applies SFAS 123(R), the Company believes that it is useful to investors to understand the impact of the application of SFAS 123(R) to the Company’s operational performance in comparison to prior periods in which such expense was not included directly in its financial statements.  In addition, while stock-based compensation expense calculated in accordance with SFAS 123(R) constitutes an ongoing and recurring expense, such expense is excluded from its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share because it is not an expense that typically requires cash settlement by the Company. The Company further believes its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share excluding this item are useful to investors in that excluding this item facilitates comparisons to the operating results of competitors in the Company’s industry that may have different patterns of activity associated with equity compensation.

2.              Inventory obsolescence. Inventory obsolescence is a charge that is taken due to the discontinuation of certain of the Company’s products.  The Company believes these costs to be non recurring and believes excluding these costs from its measures of non-GAAP net income (loss) facilitates comparisons with prior and subsequent reporting periods.

3.               Restructuring expenses. Restructuring expenses are primarily related to termination benefits for former Omnicell employees whose positions were eliminated. The Company has excluded this item because these expenses are not reflective of the results of its ongoing operations, believes these items to be non-recurring and believes excluding these items from its measures of non-GAAP net income (loss) facilitates comparisons with prior and subsequent reporting periods.

4.               Write off for suspended acquisitions. The Company has excluded suspended acquisition expenses from its measures of non-GAAP net income and non-GAAP net income per share because these expenses are not reflective of ongoing operations of the Company in the current period and have no direct correlation to the operation of the Company’s business either historically or on a future basis, as these are charges that related to specific non-recurring events. In addition, excluding this item facilitates comparisons to the Company’s historical and future operating results and comparisons to the operating results of competitors in the Company’s industry which may have different acquisition histories.

The Company respectfully advises the Staff that it will provide more detailed disclosure in future Forms 8-K in accordance with the guidance Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and directs the Staff to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 19, 2006 with respect to its disclosure

Securities and Exchange Commission
October 27, 2006
Page Seven

regarding its use of non-GAAP financial measures in its earnings announcement for the third quarter of 2006.

The Company further advises the Staff that the Company defines its “core operating results” as the revenues recorded in a particular period and the expenses incurred within that period to directly drive operating income in that period.  Non-cash stock-based compensation, restructuring expenses and write-offs for inventory obsolescence and suspended acquisitions are excluded from the Company’s core operating results because the decisions which gave rise to these expenses were not made to drive revenue in a particular period, but rather were made for the long-term benefit of the Company over multiple periods. To the extent that the Company uses the term “core operating results” in future Forms 8-K, the Company will ensure that it is adequately defined.

6.                                       We note your heading for the Reconciliation of GAAP to Non-GAAP measures includes the term “Pro Forma.”  Revise your disclosures in future press releases to eliminate all references to pro forma. Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

The Company respectfully acknowledges the Staff’s comment and will revise its disclosures in future press releases to eliminate all references to pro forma.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 27, 2006
Page Eight

Please do not hesitate to call me at (650) 843-5053 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robert J. Brigham

Robert J. Brigham

cc:                                 Robin G. Seim - Omnicell, Inc.
Dan S. Johnston - Omnicell, Inc.
David D. Hickox - Ernst & Young LLP